UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 1, 2025

(Date of Report (Date of earliest event reported))

EMO CAPITAL, CORP.

(Exact name of registrant as specified in its charter)

Nevada	93-2327059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

10409 Pacific Palisades Ave, Las Vegas, NV	89144
(Address of principal executive offices)	(ZIP Code)

(661) 519-5708

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9 - Other Events

On June 30, 2025, the Board of Directors of Emo Capital Corp. (the "Company") appointed Ms. Lei Xu to serve as a director of the Company, effective immediately. Ms. Lei Xu is the founder and current Chairman of Inner Mongolia Lu Hai Qing Quan Agriculture and Animal Husbandry (Group) Co., Ltd., a diversified company engaged in livestock breeding and processing, agricultural product operations, horse farm entertainment, and hotel tourism. Since its establishment in September 2023, the company has achieved notable success under her leadership. Ms. Xu is widely recognized for her leadership and decision-making abilities in the industry. Her appointment is made in connection with the proposed full acquisition of Emo Capital Corp. (stock symbol: NUVI) by Inner Mongolia Lu Hai Qing Quan Agriculture and Animal Husbandry (Group) Co., Ltd., and is intended to enhance strategic cooperation and support the execution of joint business initiatives between the two companies. There are no arrangements or understandings between Ms. Xu and any other person pursuant to which she was selected as a director. Ms. Xu has no family relationships with any director or executive officer of the Company and has not engaged in any transactions with the Company requiring disclosure under Item 404(a) of Regulation S-K.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emo Capital, Corp.

By:	/s/ J. Adam Guo
Name:	J. Adam Guo
Title:	President, CEO & CFO
Date:	July 1, 2025